Exhibit 99.2

EUPRAXIA PHARMACEUTICALS INC.

Suite 201, 2067 Cadboro Bay Road

Victoria, British Columbia

Canada V8R 5G4

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of the shareholders of Eupraxia Pharmaceuticals Inc. (the “Company” or “Eupraxia”) will be held at 10:00 a.m. (Vancouver time) on Thursday, June 6, 2024 via live webcast at https://virtual- meetings.tsxtrust.com/en/1660 (control number provided from TSX Trust Company, case sensitive password: eupraxia2024).

The following items of business will be covered at the Meeting:

1.	to receive and consider the audited financial statements of the Company for the years ended December 31, 2023 and 2022, together with the auditor’s report thereon;

2.	to set the number of directors for the ensuing year at six;

3.	to elect the directors for the ensuing year;

4.	to appoint an auditor for the ensuing year and authorize the directors to approve the remuneration to be paid to the auditor;

5.

to consider, and if thought fit, to approve an ordinary resolution approving unallocated entitlements under the Company’s amended and restated stock option plan, as more particularly set out in the accompanying Management Information Circular;

6.

to consider, and if thought fit, to approve, with or without variation, a special resolution amending the Articles of the Company to allow the directors of the Company to consolidate or subdivide all or any of the Company’s unissued, or fully paid issued, shares, as more particularly set out in the accompanying Management Information Circular; and

7.	to transact such other business as may properly come before the Meeting.

Virtual only format

The Company will hold the Meeting in a virtual-only format, which will be conducted via live audio and slideshow webcast at

https://virtual-meetings.tsxtrust.com/en/1660. Eligible shareholders attending the Meeting may ask questions during the Meeting, as described in more detail in the Management Information Circular (the “Circular”). Shareholders will not be able to attend the Meeting in person. You can find more information about voting and asking questions during the Meeting in the guide by TSX Trust Company attached as Schedule D to the Circular.

Registered shareholders and duly appointed proxyholders will be able to attend, submit questions and vote at the Meeting online at

https://virtual-meetings.tsxtrust.com/en/1660. Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests, but guests will not be able to vote or ask questions at the Meeting.

You have the right to vote

You are entitled to receive notice of and vote at the Meeting, or any adjournment, if you are a registered holder of common shares in the capital of the Company (each, a “Common Share”) at the close of business on April 24, 2024.

Your vote is important

If you are a registered shareholder or duly appointed proxyholder, you are entitled to vote at the Meeting online at

https://virtual-meetings.tsxtrust.com/en/1660 (control number provided from TSX Trust Company, case sensitive password: eupraxia2024). If you are unable to attend the Meeting, you are requested to vote your Common Shares using the form of proxy or voting instruction form, as applicable, enclosed with the Circular.

Registered shareholders should complete and sign the form of proxy and return it in the envelope provided. Alternative methods of voting by proxy are outlined in the Circular. If you are a non-registered shareholder, you should review the voting instruction form provided by your intermediary, which sets out the procedures to be followed for voting Common Shares held through intermediaries.

Shareholders who wish to appoint a proxyholder other than the persons designated by us (including a non- registered shareholder who wishes to appoint themselves as proxyholder) must carefully follow the instructions on their form of proxy or voting instruction form, as applicable. These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust Company, after submitting their form of proxy or voting instruction form, as applicable. Failure to register the proxyholder will result in the proxyholder not receiving a control number that is required for them to vote at the Meeting online and, consequently, only being able to attend the Meeting online as a guest. To register as a proxyholder, the shareholder or the proxyholder MUST contact TSX Trust Company by emailing tsxtrustproxyvoting@tmx.com, and complete the Request for Control Number form at https://tsxtrust.com/resource/en/75, so that TSX Trust Company may provide the proxyholder with a control number via email. Non-registered shareholders located in the United States must also provide TSX Trust Company with a duly completed legal proxy if they wish to vote at the Meeting or appoint a third- party as their proxyholder.

Proxies must be received by our transfer agent, TSX Trust Company, by mail at 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, Attention: Proxy Department; by facsimile to 1416-595- 9593; or online with your 12-digit control number at www.voteproxyonline.com, by no later than 10:00 a.m. (Vancouver time) on June 4, 2024 or two business days before the commencement of any adjournment(s) or postponement(s) of the Meeting.

Shareholders can contact our transfer agent, TSX Trust Company, toll free at 1-866-600-5869 or by email at TMXEInvestorServices@tmx.com, with questions regarding how to vote their Common Shares.

DATED at Vancouver, British Columbia this 1st day of May 2024.

ON BEHALF OF THE BOARD OF DIRECTORS

Signed: James A. Helliwell
James A. Helliwell
Chief Executive Officer and Director

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